Exhibit 99.1

Sphere 3D Reports First Quarter Fiscal Year 2017 Financial Results
Appoints Duncan McEwan to Board of Directors

SAN JOSE, Calif. – May 11, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its first quarter ended March 31, 2017.

“This quarter we continued to see the results from the strategic initiatives we implemented in the second half of 2016,” said Eric Kelly, chairman and chief executive officer of Sphere 3D. “Through the restructuring and execution on the virtualization strategy, specifically through our acquisition of HVE and UCX, we are able to deliver new large deals for our converged and virtualization product offerings. Meanwhile, our storage products continued to perform well in the market in the first quarter. We continue to make progress towards positioning the Company for revenue growth and financial stability”

First Quarter 2017 Financial Results:

Financial Highlights	Three Months Ended
(in millions)	March 31, 2017	March 31, 2016

Net revenue	$21.7	$19.6
Gross profit	$6.8	$6.0
Gross margin (%)	31.4%	30.4%
Adjusted EBITDA (1)	$(1.0)	$(3.1)
Net loss	$(7.8)	$(8.1)

(1)	Non-Gaap measure as defined below. See the “Use of GAAP and Non-GAAP Financial Measures” and “Non-GAAP Reconciliations” sections of this announcement below.
  Net revenue for the first quarter of 2017 was $21.7 million, compared to $19.6 million for the first quarter of 2016.
  Product revenue for the first quarter of 2017 was $19.4 million, compared to $17.3 million for the first quarter of 2016.
  Disk systems revenue was $15.0 million, compared to $12.2 million for the first quarter of 2016. Disk systems is defined as RDX, SnapServer family, virtual desktop infrastructure, and Glassware derived products.
  Tape archive product revenue was $4.4 million compared to $5.1 million for the first quarter of 2016.
  Service revenue was $2.3 million in the first quarter of 2017 and the first quarter of 2016.
  Gross margin for the first quarter of 2017 was 31.4%, compared to 30.4% for the first quarter of 2016. Non-GAAP gross margin for the first quarter of 2017 was 34.0%, compared to 33.3% for the first quarter of 2016. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the Use of GAAP and

  Non-GAAP Financial Measures section of this announcement. See also, “Non-GAAP Reconciliations” below.
  Operating expenses for the first quarter of 2017 were $11.6 million, compared to $13.8 million for the first quarter of 2016.
  Share-based compensation expense for the first quarter of 2017 was $2.2 million, compared to $2.6 million for the first quarter of 2016. Depreciation and amortization was $1.5 million in the first quarter of 2017, compared to $1.6 million in the first quarter of 2016.
  Adjusted EBITDA for the first quarter of 2017 was a net loss of $966,000, or a net loss of $0.01 per share, based on 77.9 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $3.1 million, or net loss of $0.07 per share based on 45.7 million weighted average shares outstanding for the first quarter of 2016. Adjusted EBITDA is a non-GAAP measure presented as net loss before interest expense, income taxes, acquisition costs, depreciation and amortization, share-based compensation, loss on revaluation of investment, and warrant revaluation gain. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non-GAAP Financial Measures” and "Non- GAAP Reconciliations " below.
  Net loss for the first quarter of 2017 was $7.8 million, or a net loss of $0.10 per share, compared to a net loss of $8.1 million, or a net loss of $0.18 per share, in the first quarter of 2016.
  The preceding financial results for the first quarter of 2017 include contribution from our acquisition in January 2017.

Board Appointment:

Today the Company simultaneously announced the appointment of Duncan McEwan to its board of directors, effective as of May 10, 2017. Mr. McEwan currently serves as president of Diligent Inc., a consulting company he founded in 1991 specializing in M&A and strategic advice for technology-based clients.

“We’d like to welcome Duncan to our board of directors. Duncan’s experience working with technology companies, specifically cloud-based software, will augment the strength of our board and his insight will be instrumental as the Company works to drive growth,” said Mr. Kelly.

Previously, Mr. McEwan was Executive Vice President and Chief Strategy Officer of Call-Net Enterprises Inc., a provider of long-distance telephone services until it merged into Rogers Communication Inc. (2004-2005); President and Chief Operating Officer of Sprint Canada Inc., an integrated, national telecommunications provider (2001-2004); Chief Executive Officer of Northpoint Canada Communications, a provider of high-speed data and Internet (DSL) lines (2000-2001); President and Chief Executive Officer of Canadian Satellite Communications (Cancom) (1996-2000). Mr. McEwan has been Chairman of the Board of Geminare, Inc. since 2010, an emerging global leader in business continuity and cloud-based software systems, and has previously served on a number of other public and private company boards. Mr. McEwan is a graduate of the University of Toronto.

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, acquisition costs, depreciation and amortization, share-based compensation, loss on revaluation of investment, and warrant revaluation gain. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, the Company’s non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as does the Company.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 2:00 p.m. PDT (5:00 p.m. EDT) to discuss the Company’s 2017 first quarter financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 7884183. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 7884183. The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ:ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premises implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage and Tandberg Data, have a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties, including the decision by our customers to continue to purchase our products and services; our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; our ability to successfully integrate the UCX and HVE ConneXions business with Sphere 3D's other businesses; our ability to regain compliance with the NASDAQ minimum closing bid price requirement between now and July 31, 2017; our inability to take other actions to regain compliance with the NASDAQ minimum closing bid price requirement; our ability to maintain compliance with other NASDAQ Capital Market listing requirements; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)
Net revenue	$21,738	$19,619
Cost of revenue	14,907	13,663
Gross profit	6,831	5,956

Operating expenses:
Sales and marketing	4,797	6,053
Research and development	1,771	2,442
General and administrative	4,989	5,311
	11,557	13,806
Loss from operations	(4,726)	(7,850)
Interest expense	(1,190)	(112)
Interest expense - related party	(660)	(928)
Other (expense) income, net	(927)	959
Loss before income taxes	(7,503)	(7,931)
Provision for taxes	306	138
Net loss	$(7,809)	$(8,069)

Net loss per share:
Basic and diluted	$(0.10)	$(0.18)

Shares used in computing net loss per share:
Basic and diluted	77,942	45,748

SPHERE 3D CORP.
SELECTED BALANCE SHEETS INFORMATION
(In thousands)

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$6,904	$5,056
Accounts receivable	13,013	11,591
Inventories	10,728	10,002
Other current assets	2,780	3,621
Total current assets	33,425	30,270
Property and equipment, net	2,893	3,058
Intangible assets, net	47,723	47,728
Goodwill	11,590	11,068
Other assets	671	432
Total assets	$96,302	$92,556

LIABILITIES AND EQUITY
Current liabilities	$69,082	$42,854
Long-term debt — related party, net	-	24,401
Long-term deferred tax liabilities	3,110	3,100
Other long-term liabilities	4,631	1,755
Shareholders' equity	19,479	20,446
Total liabilities and equity	$96,302	$92,556

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands except per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)

Revenue	$21,738	$19,619

Gross Profit - GAAP	$6,831	$5,956
Intangible asset amortization	566	584
Gross Profit - Non -GAAP	$7,397	$6,540

Gross Margin Percentages
GAAP	31.4%	30.4%
Non-GAAP	34.0%	33.3%

Net loss	$(7,809)	$(8,069)
Less:
Interest	1,850	1,040
Provision for taxes	306	138
Acquisition costs	34	-
Depreciation and amortization	1,526	1,576
Share-based compensation	2,169	2,562
Loss on revaluation of investment	1,145	-
Warrant revaluation gain	(187)	(326)
Adjusted EBITDA.	$(966)	$(3,079)

Net loss per share:
Basic and diluted	$(0.10)	$(0.18)

Adjusted net loss per share:
Basic and diluted	$(0.01)	$(0.07)

Shares used in computing net loss and adjusted EBITDA per share:
Basic and diluted	77,942	45,748

Non-GAAP Financial Measures:
To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, acquisition costs, depreciation and amortization, share-based compensation, loss on revaluation of investment, and warrant revaluation gain. These non-GAAP financial measures are non-GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investor Contact:
The Blueshirt Group
Mike Bishop
Tel: +1 415-217-4968
mike@blueshirtgroup.com

Lauren Sloane
Tel: +1 415-217-2632
Lauren@blueshirtgroup.com